Exhibit 99.1

Thomson Reuters Corporation
333 Bay Street, Suite 400
Toronto, Ontario M5H 2R2
Canada
Tel (416) 360-8700

January 17, 2013

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Yukon
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut
Toronto Stock Exchange
CDS Clearing and Depository Services Inc.
The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	May 8, 2013
Record Date for Notice and Voting	March 22, 2013
Beneficial Ownership Determination Date	March 22, 2013
Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	Yes

CUSIP	884903105

Sincerely,

/s/ Paula R. Monaghan

Paula R. Monaghan
Assistant Secretary